MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2025

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

This Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the operations, financial position, and current and future business environment of Mako Mining Corp. (the "Company" or "Mako"). This MD&A should be read in conjunction with Mako's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2024. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). The unaudited condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

Additional information regarding Mako, including the risks related to the business and those that are reasonably likely to affect Mako's financial statements in the future, is contained in the continuous disclosure materials, including the most recent audited consolidated financial statements, annual MD&A and Management Information Circular, which are available on the Company's website at www.makominingcorp.com and under the Company's profile on the SEDAR+ website at www.sedarplus.ca. Readers are encouraged to read the Forward-Looking Information section of this MD&A. Reference should also be made to the Non-IFRS Measures section of this MD&A for information about non-IFRS measures referred to in this MD&A.

The Company's fiscal year is divided into four quarters, referred to as 'Q1', 'Q2', 'Q3', and 'Q4'. Cumulative year-to-date results are denoted as 'YTD Q1', 'YTD Q2', 'YTD Q3' and 'YTD Q4', reflecting performance through each respective reporting period.

This MD&A has been prepared as of November 19, 2025. All amounts are expressed in United States (US) dollars ("$"), unless otherwise stated. References to "C$" are to the Canadian dollar.

BUSINESS OVERVIEW

Mako Mining Corp. was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the British Columbia Corporations Act. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol "MKO" and the OTCQX under the symbol "MAKOF". The Company's principal business activities are the production of gold and the exploration and development of its mineral interests in Nicaragua, Guyana and the United States.

The Company's main assets are the producing San Albino and the Las Conchitas gold deposits, collectively the "San Albino Mine", located within the San Albino-Murra Property in Nueva Segovia, Nicaragua and the recently acquired Moss mine located in Arizona, USA.

The projected free cash flow from the San Albino Mine is anticipated to fund exploration on Mako's prospective 224 square kilometer ("km") land package in Nicaragua, ongoing engineering activities at the Eagle Mountain Project in Guyana and the resumption of operations at the Moss mine in Arizona, United States.

FINANCIAL AND OPERATIONAL HIGHLIGHTS, MAJOR ACTIVITIES AND SIGNIFICANT SUBSEQUENT EVENTS

  Consolidated revenues of $27.6 million and $98.1 million (Q3 2024: $15.7 million and YTD Q3 2024: $63.2 million) for the three and nine months ended September 30, 2025 ("Q3 2025" and "YTD Q3 2025"), respectively.
  Consolidated sales of 7,830 ounces ("oz") and 30,123 oz of gold (Q3 2024: 6,532 oz and YTD Q3 2024: 28,112 oz) and 13,308 oz and 40,036 oz of silver (Q3 2024: nil oz and YTD Q3 2024: nil oz) in Q3 2025 and YTD Q3 2025, respectively.
  Net income of $1.2 million and $19.4 million for Q3 2025 and YTD Q3 2025 (Q3 2024: $0.4 million and YTD Q4 2024: $14.5 million), respectively.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025
  Production of 7,822 oz and 28,628 oz of gold and 21,088 oz and 54,009 oz of silver produced for Q3 2025 and YTD Q3 2025 (Q3 2024: 6,327 oz and YTD Q3 2024: 27,885 oz of gold and Q3 2024: 6,922 oz and YTD Q3 2024: 31,556 oz of silver), respectively.
  Cash generated from operating activities of $4.6 million and $31.0 million in Q3 2025 and YTD Q3 2025 (Q3 2024: $4.8 million and YTD Q3 2024: $18.5 million), respectively.
  Delivered nil oz and 54,000 oz of silver on the Sailfish Royalty Corp. ("Sailfish") Silver Loan during Q3 2025 and YTD Q3 2025 (Q3 2024: 40,500 oz and YTD Q3 2024: 121,500 oz), respectively. The final installment was delivered in April 2025.
  Delivered 9,329 oz and 11,002 oz of silver on the Sailfish Silver Option during Q3 2025 and YTD Q3 2025 (Q3 2024: nil oz and YTD Q3 2024: nil oz), respectively.
  Mt. Hamilton Project Acquisition

On September 30, 2025, the Company entered into a binding term sheet with Sailfish to acquire 100% of Mt. Hamilton LLC ("MH LLC"), owner of the Mt. Hamilton Gold-Silver Project (the "Mt. Hamilton Project") in Nevada. In exchange, Sailfish will receive a secured gold stream and a 2% net smelter return ("NSR") royalty. The stream provides for monthly delivery of approximately 341.7 oz of gold over 60 months at 20% of the London Bullion Market Association ("LBMA") PM Fix price, subject to margin-based adjustments. Upon stream completion, the NSR royalty will apply to all mineral production from the Mt. Hamilton Project.

The acquisition is subject to board, shareholder, and TSX-V approvals. If not obtained, Wexford Capital LP ("Wexford") (or its nominee) will acquire MH LLC and the Mt. Hamilton Project in a fallback transaction. In this event, the stream and royalty agreements will be rescinded without taking effect, and the Company will have no further obligations to Sailfish. Refer to PROPOSED TRANSACTIONS for additional details.

Subsequent to September 30, 2025:

  Private Placement

On October 28, 2025, the Company completed a brokered private placement issuing 4.4 million common shares (the "Offered Shares") at a price of C$8.00 per share (the "Issue Price"), for gross proceeds of C$35.0 million (the "Brokered Offering"). In addition, the underwriters purchased 0.7 million common shares at the Issue Price, for additional gross proceeds of C$5.3 million. The underwriters received a commission of C$2.4 million, equivalent to 6% of the gross proceeds of the Brokered Offering. Additional share issuance costs incurred totaled C$0.2 million.

The Company also completed a non-brokered private placement with funds managed by Wexford Capital LP, issuing 1.9 million common shares at the Issue Price per share, for gross proceeds of C$15.0 million.

Net proceeds from the Brokered Offering are to be used for the ramp-up of operations at the Moss mine, advancement of the Company's development assets, and general working capital purposes.

  Wexford Loan Repaid

On October 28, 2025, the Company fully repaid the outstanding balance of the Revised Wexford Loan totaling $6.5 million. The repayment consisted of principal of $6.3 million and accrued interest of $0.2 million.

  Royalty Agreements

On October 22, 2025, Elevation Gold Mining Corp. ("Elevation") was unsuccessful in invalidating Patriot Gold Corporation's ("Patriot") royalty agreement when the US Court ruled in favour of Patriot, thereby removing the Company's obligation to pay the $1.0 million contingent consideration to Elevation. The ruling for Sandstorm Gold Ltd. ("Sandstorm") royalty agreement is still pending. Refer to MOSS MINE ACQUISITION for additional details.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

RESULTS OF OPERATIONS

Consolidated Financial Performance (in $000's)	Three months ended			Nine months ended
	Sept 30,	Sept 30,		Sept 30,	Sept 30,
	2025	2024	Change	2025	2024	Change
Revenue	$27,575	$15,739	$11,836	$98,078	$63,226	$34,852
Income for the period	1,196	378	818	19,438	14,494	4,944
Operating cash inflows before changes in non-cash working capital	4,314	2,840	1,474	29,431	23,885	5,546
Net cash provided from operating activities	$4,595	$4,792	($ 197)	$31,027	$18,524	$12,503
Cash cost ($/oz Au sold)(ii)	$2,115	$1,465	$650	$1,570	$971	$599
AISC ($/oz Au sold)(ii)	$2,561	$2,383	$178	$1,820	$1,378	$442
EBITDA(ii)	$5,956	$2,902	$3,054	$38,997	$25,307	$13,690
Adjusted EBITDA(ii)	$9,303	$4,257	$5,046	$46,661	$28,113	$18,548

				As at	As at
Financial Condition (in $000's)				Sept 30,	Dec 31, 2024	Change
Cash and cash equivalents				$27,719	$14,521	$13,198
Working capital (i)				36,208	10,773	25,435
Total assets				151,413	107,082	44,331
Equity				$97,867	$76,923	$20,944

(i) Working capital calculated as current assets less current liabilities.

(ii) Refer to NON-IFRS MEASURES for additional details.

San Albino Property, Nueva Segovia, Nicaragua

The Company holds a 100% interest in five mineral concessions in Nueva Segovia, Nicaragua, for a total land package of approximately 22,422 hectares ("ha") (224 km2). The San Albino and Las Conchitas gold deposits, located within the San Albino-Murra Property, are currently the focus of mining operations. The San Albino gold deposit was a historical small-scale underground gold mine, commencing production in the early 1900's and operating on and off until approximately 1940.

On August 24, 2020, the Nicaraguan Ministry of Environmental and Natural Resources ("MARENA") amended the environmental permit granted to the Company in 2017 to allow for the processing of up to 1,000 tonnes per day ("tpd") at the San Albino-Murra Property. The amendment was initially effective for a period of five years and can be renewed indefinitely so long as the Company complies with the conditions set forth by MARENA. The permit was renewed and expires on June 24, 2029. All other provisions contained in the environmental permit granted in 2017 remain in force and are fully applicable apart from the increased throughput from 500 tpd to 1,000 tpd; total capacity of the two mills on site is 1,000 tpd.

On July 1, 2021, the Company declared commercial production on San Albino Mine. During 2021 and 2022 extensive drilling was conducted to update the mineral resource estimate at the San Albino Mine. This program included 1,232 diamond drill holes and 105,073 meters ("m") drilled in the San Albino deposit and 718 diamond drill holes and 78,100 m drilled in the Las Conchitas gold deposit. On October 31, 2023, the Company reported an updated mineral resource estimate ("MRE") for both areas (Technical Report and Estimate of Mineral Resources for the San Albino Mine Comprising the San Albino and Las Conchitas Deposits, Nueva Segovia, Nicaragua, prepared by RESPEC and dated December 6, 2023) ("MRE"). The MRE reflected the selective open pit mining methods presently being utilized at San Albino, with a fully diluted open pit grade of 11.61 grams per tonne ("g/t") gold ("Au") in the Measured and Indicated categories.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

On June 10, 2024, the Company filed an amended technical report in response to comments received from the British Columbia Securities Commission ("BCSC") following a technical compliance review ("Amended Technical Report"). The key amendments and certain other amendments as outlined in the Amended Technical Report, include the addition of Sections 16 through 21 of Form 43-101F1 under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") in respect of the San Albino Mine's mining and recovery methods, project infrastructure, market studies, environmental studies, and capital and operating costs. The additional Sections 16 through 21 address disclosure requirements under 43-101F1 pertaining to an "advanced property", which is defined under NI 43-101 as a property that has mineral reserves or mineral resources where the potential economic viability is supported by a pre-feasibility or a feasibility study, or mineral resources supported by a preliminary economic assessment.

No changes were made to the MRE for the San Albino Mine in the Amended Technical Report.

The table below shows the main variables used by Company management to measure operating performance of the San Albino mine.

Operating data	Three months ended			Nine months ended
	Sept 30, 2025	Sept 30, 2024	Change	Sept 30, 2025	Sept 30, 2024	Change
San Albino Mine
Tonnes Mined	2,549,796	2,074,782	475,014	7,184,304	5,796,493	1,387,811
Tonnes Milled	52,554	51,865	689	158,811	157,025	1,786
Mill availability	97%	96%	1%	97%	97%	0%
Avg Tonnes per day	591	584	7	598	596	2
Recovery %	81%	73%	8%	83%	80%	3%
Grade (g/t Au)	5.0	4.2	0.8	6.2	6.8	(0.6)
Gold produced (ounces)	6,879	5,142	1,737	26,276	27,222	(946)
Gold sold (ounces)	6,918	6,532	386	26,903	28,112	(1,209)
Average realized gold price ($/oz sold)	$3,452	$2,409	$1,043	$3,198	$2,249	$949
Cash cost ($/oz Au sold)(1)	$1,767	$1,465	$302	$1,351	$970	$381
AISC ($/oz Au sold)(1)(2)	$2,064	$2,383	($319)	$1,501	$1,378	$123

(1) Refer to Non-IFRS Measures.

(2) AISC for 2025 excludes corporate general and administration expenses

For the three months ended September 30, 2025:

Tonnes Mined: Mining activity increased by 0.5 million tonnes compared to Q3 2024, largely due to a higher stripping ratio across multiple zones of the Las Conchitas deposit, where operations have remained active.

Tonnes Milled: Throughput at the mill remained steady quarter over quarter, with Q3 2025 milling volumes consistent with those of Q3 2024.

Mill Recoveries: Recoveries improved significantly in Q3 2025 compared to Q3 2024, primarily due to higher gold grades fed to the plant and a better blending of sulfide and oxide mineralized material.

Gold ounces produced: Higher throughput and gold grades, combined with the above-mentioned improvements in recoveries, generated a 34% increase in gold production quarter over quarter.

Gold Ounces Sold: The volume of gold ounces sold during Q3 2025 remained relatively consistent with Q3 2024 levels.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

Cash Cost and AISC per gold ounce sold: Cash cost per oz of gold sold increased in Q3 2025 versus Q3 2024, driven by higher mining volumes linked to increased stripping ratios at Las Conchitas deposit. Higher realized gold prices also led to elevated royalty costs at San Albino. AISC per oz of gold sold decreased in Q3 2025 versus Q3 2024, primarily reflecting the allocation of corporate general and administrative expenses, which are excluded in the calculation for Q3 2025. In Q3 2024, there was only one operating mine, resulting in a higher per-oz cost burden.

For the nine months ended September 30, 2025:

Tonnes Mined: Mining volumes increased by approximately 1.4 million tonnes year-over-year, again reflecting a higher stripping ratio across the Las Conchitas deposit.

Tonnes Milled: Milling volumes remained stable, with YTD Q3 2025 consistent with YTD Q3 2024.

Mill Recoveries: The year-over-year improvement in recoveries reflects enhanced mill feed optimization, specifically through improved blending of oxide and sulfide mineralized material.

Gold ounces produced: Although higher volumes of throughput and better recoveries obtained at the processing plant year-over-year, lower gold grades fed to the plant during YTD Q3 2025, compared to YTD Q3 2024, generated a slight reduction in gold ounces produced.

Gold Ounces Sold: As a consequence of lower gold ounces produced, gold sold declined by 4% in YTD Q3 2025 compared to previous year.

Cash Cost and AISC per gold ounce sold: Both increased in YTD Q3 2025 compared to the prior year, primarily due to higher mining volumes with longer hauling distances at Las Conchitas deposit and lower gold ounces sold. Higher realized gold prices also led to increase in royalty costs at the San Albino mine. AISC per oz of gold sold for 2025 excludes corporate general and administrative expenses.

Moss Mine, Arizona, USA

On March 27, 2025, the Company acquired EG Acquisition LLC (individually, or collectively with its subsidiaries, as applicable, "EGA"), whereby Mako US Corp. acquired all of EGA's issued and outstanding common shares, resulting in the acquisition of the Moss mine, in Arizona, USA. The Moss mine is an open pit heap leach operation located in the historic Oatman District in western Arizona. The mine has produced gold since 2018 and holds significant potential for both near-mine and regional resource expansion.

The Moss mine is currently mining the Moss vein system, which consists of fault-hosted epithermal quartz-calcite veins with associated vein stockwork that are younger than and cut across the Moss quartz monzonite porphyry host rock in the vicinity of the mine. The Moss vein system includes the Moss and Ruth veins, as well as associated hanging wall and, locally, footwall vein stockwork. The Moss vein strikes slightly north of west and dips steeply to the south in the vicinity of the mine. Locally, the Moss vein develops a more northerly strike. The Ruth vein, which is approximately 175 meters to the south of the Moss vein on surface, is sub-parallel to, and dips moderately north towards the Moss vein, with the distance between the two veins diminishing with depth. The two veins intersect at depths of between 180 meters and 230 meters below the current surface. Moss vein hanging wall stockworks are present both above and below the intersection between the two veins.

During the first months after the acquisition, the operation was at limited capacity; however, heap leaching continued to operate, producing minor amounts of gold and silver. All operating permits are in good standing. During the three months ending September 30, 2025, the Company has engaged a new mine contractor for the Moss mine. The initial mining fleet was mobilized to site and mining operations resumed in Q3 2025. The contractor anticipates additional equipment deliveries in the fourth quarter. Ramp up of the operation will continue through 2025 with steady-state production expected by the first quarter of 2026. Mining is currently focused on the main Moss vein and associated stockwork material.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

The table below shows the main variables used by Company management to measure operating performance of the Moss mine.

Operating data	Three months ended			Nine months ended
	Sept 30, 2025	Sept 30, 2024	Change	Sept 30, 2025	Sept 30, 2024	Change
Moss Mine
Tonnes Mined	122,788	-	122,788	122,788	-	122,788
Tonnes Crushed	72,851	-	72,851	78,368	-	78,368
Grade (g/t Au)	0.2	-	0.2	0.3	-	0.3
Gold equivalent produced (ounces)(a)	1,100	-	1,100	2,645	-	2,645
Gold ounces sold	912	-	912	3,219	-	3,219
Silver ounces sold	13,308	-	13,308	34,493	-	34,493
Average realized gold price ($/oz sold)	$3,476	-	$3,476	$3,297	-	$3,297
Cash cost ($/oz Au sold)(1)	$4,756	-	$4,756	$3,399	-	$3,399
AISC ($/oz Au sold)(1)(2)	$4,596	-	$4,596	$3,329	-	$3,329

(a) = "Gold equivalent produced ounces" include silver ounces produced converted to a gold equivalent based on a ratio of 88:1

(1) Refer to Non-IFRS Measures.

(2) AISC excludes corporate general and administration expenses

As Moss mine was acquired on March 27, 2025, no comparative figures are presented for prior periods.

EXPLORATION AND MINERAL PROPERTY DEVELOPMENT UPDATE

Nicaragua

During Q3 2025, and as part of the reverse circulation ("RC") drilling program, the Company completed 9,267 m of development drilling, including 1,687 m of infill drilling using three RC drill rigs on its San Albino - Murra Concession.

The main objective of this campaign was to identify extensions of the high-grade mineralized blocks and mineralization trends beyond the limits of the MRE for the San Albino Mine. In particular, several areas of the Las Conchitas gold deposit were drilled in Q3 2025, such as Mina Bonanza, San Pablo, Intermediate, Tirado and Mina Francisco.

The Q3 2025 RC drilling results continue to support expansion of mining activities outside the pit limits defined by the June 10, 2024, MRE update in the Las Conchitas area.

In addition, the Q3 2025 diamond drilling campaign at Mina Francisco focused on delineating geological and geochemical data to be used for detailed underground mine design. A total of 1,411 m of RC and 1,288 m of diamond drilling was completed at Mina Francisco on the San Albino - Murra Concession.

On November 18, 2024, the Company's wholly owned subsidiary Nicoz Resources S.A. was granted a new concession by Nicaraguan Ministry of Energy and Mines ("MEM"). The new concession, called Tiburon, covers an area of 3,605 ha (approximately 36.05 km2) and is contiguous to the east of the Company's San Albino-Murra concession and north of the El Jicaro concession in Nueva Segovia, Nicaragua. The Tiburon concession allows for both exploration and exploitation and is valid for a period of 25 years, until November 18, 2049. During Q2, 2025, the company initiated an environmental impact assessment study and began geological mapping and sampling programs on the new concession.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

On September 19, 2025, the Company was granted an exploration permit for the Tiburon concession which is valid for 10 years and allows the Company to drill 800,000 m on this concession.

The Company now holds 100% of five mineral concessions in Nueva Segovia, Nicaragua for a total land package of approximately 22,422 ha (approximately 224 km2).

During Q3 2025, the Company initiated drilling campaigns on several regional exploration targets as discussed in detail below and continued geological mapping and sampling of exposed mineralized veins, local mines dumps, and, where safely accessible, underground workings, at all five, 100% owned concessions (San Albino-Murra, Potrerillos, La Segoviana, El Jicaro and recently granted Tiburon).

San Albino - Murra Concession

Las Conchitas Area

Las Conchitas is situated between two past-producers, the San Albino Mine and the El Golfo Mine. It covers approximately 3.75 km2 and is 2 km south of the San Albino Mine, and immediately to the north of the historical El Golfo Mine that is within the Company's El Jicaro Concession.

Las Conchitas contains numerous mineralized structures over a 1,700 m by 800 m area, which has been subdivided into three primary areas: Las Conchitas Norte, Las Conchitas Central and Las Conchitas Sur. Each area features multiple subparallel, northeast-southwest striking and gently dipping mineralized veins.

As with the San Albino gold deposit, the conceptual model for the Las Conchitas mineralization consists of multiple parallel quartz veins that dip gently to the northwest, associated with extensive shear and fault systems which represent possible feeders for mineralized fluids and a favorable environment for precious metal deposition. These characteristics are consistent with the model for orogenic gold-bearing veins, which can extend to depths in excess of a kilometer. Drilling at Las Conchitas has confirmed the down-dip continuity of highly mineralized zones as demonstrated by drill results reported on July 29, 2024; gold mineralization is not restricted solely to quartz veins, but can also occur in the host rock (phyllite/schist) containing quartz vein.

During Q3 2025, the Company completed 7,979 m of RC drilling and 1,228 m of diamond drilling at Las Conchitas with the main goal of testing for structural continuity and extensions of the gold mineralization.

La Virgen Prospect

During Q3 2025, the Company completed 751 m of exploration RC drilling at the Mina Milagros prospect, situated in the central portion of the San Albino - Murra Concession. The objective of this program was to test gold mineralization identified in the reconnaissance mapping program related to historical underground workings. Results are pending.

El Jicaro Concession

El Jicaro encompasses the southwest extension of the mineralized structures identified on the Corona de Oro Gold Belt. It covers an area of 5,071 ha (51 km2). Several prospective exploration targets were prioritized for detailed mapping and sampling. An RC drilling campaign was designed to test high priority targets at El Golfo, located approximately 1 km to the south of Las Conchitas area. The Company added a second drill rig at El Golfo during Q3 2025 and completed 1,230 m of RC drilling and 4,687 m of diamond drilling during that period.

Potrerillos Concession

The Potrerillos Concession comprises 12 km2 of subsurface mineral rights and is contiguous to and along strike from the San Albino gold project. Detailed mapping and sampling are in progress on the Potrerillos Concession. The Potrerillos Concession is valid until December 2031 with the ability to renew for an additional 25 years.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

During Q3 2025, the Company continued reconnaissance exploration and identified a number of prospects that require additional follow-up sampling and mapping and initiated a drilling campaign at Los Pinos prospect and completed 2,714 m of RC drilling. Results are pending.

La Segoviana Concession

The La Segoviana concession covers an area of 3,845.80 ha (approximately 39 km2) and is contiguous to the north and northwest of the Company's San Albino-Murra Concession. The La Segoviana Concession allows for both exploration and exploitation and is valid for a period of 25 years, until March 12, 2045.

During Q3 2025, the Company initiated a drilling campaign at two prospects, San Luis and Mina Americas, and completed 1,332 m and 1,191 m of RC Drilling, respectively. Results are pending. The Company continued reconnaissance exploration and continues to identify additional prospects that require additional follow-up sampling and mapping.

Tiburon Concession

On November 18, 2024, the Company was granted a new concession called Tiburon and initiated a prospecting and mapping program, which identified several areas with potential to discover additional gold bearing structures. Reconnaissance mapping and sampling has identified several new prospects with similar characteristics to San Albino and Las Conchitas. During Q3 2025, exploration work focused on the Las Flores area where several additional gold prospects were identified.

On September 19, 2025, the Company was granted an exploration permit for the Tiburon concession which is valid for 10 years and allows the Company to excavate 540 trenches, totaling 32,000 m and to complete 500,000 m of diamond drilling and 300,000 m of RC drilling for a total of 800,000 m.

For details on all previously reported drill results, please see the Company's filings on SEDAR+.

Guyana

The Company's subsidiary, Stronghold Guyana Inc. ("Stronghold"), has a 100% interest in the Eagle Mountain Prospecting License ("EMPL") and the Kilroy Mining Permit (collectively the "Guyana Property"). The Guyana Property covers an area of 5,050 ha in central Guyana. 4,784 ha of the Eagle Mountain Property relate to the Eagle Mountain Prospecting License while 266 ha relate to the Medium Scale Mining Permit held by Kilroy Mining Inc. ("Kilroy"), a Guyanese Company, on which Stronghold has a long-term lease with a 2% NSR royalty.

The long-term lease and NSR royalty arrangement was established in 2014 to support a pilot plant operation. Pursuant to Stronghold's agreement with Kilroy, Kilroy is obligated to surrender the existing Mining Permits upon instruction from Stronghold. The Company expects to issue such instruction in connection with its application for a Large Scale Mining License, at which point the lease and NSR royalty will terminate and the underlying claims will be consolidated into the new license.

On September 30, 2024, the Guyana Geology and Mines Commission ("GGMC") approved the renewal of the EMPL. Pursuant to the Guyana Mining Act, the term of prospecting licenses is three years with two rights of extension of one year each, for a total of five years. Stronghold was granted two other renewals in 2013 and 2019. The EMPL provides the Company with the right to explore the area for gold, valuable minerals, and base metals. It also provides the Company with the right to apply for a mining license over the EMPL area.

The terms of the prospecting license include the payment of an annual rental fee to GGMC equal to $0.92 per English acre for the first year, a requirement to allow the GGMC to inspect the operations within the prospecting license area as often as deemed necessary by the GGMC, the submission of a technical data report related to the prospecting license activities on a semi-annual basis to the GGMC, and the annual submission of audited annual financial statements to the GGMC. As part of the prospecting license renewal application, the Company submitted a work program and budget for the EMPL. The Company is obliged to spend, by September 30, 2025, a minimum of $2.56 million on the execution of the work program during the first year of the renewed prospecting license. The minimum expenditure requirement was met as of September 30, 2025. As per the requirements of the prospecting license, the Company submitted to the GGMC a work performance bond of $0.3 million on October 11, 2024.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

The 2025 work program includes engineering and environmental activities, such as geotechnical drilling, hydrology/hydrogeology, environmental geochemistry, cultural heritage and community surveys, noise/air and biodiversity surveys, as well as siting studies to both confirm mine design parameters and to generate baseline environmental data for an Environmental Impact Assessment ("EIA"), which the Company anticipates submitting to the Guyana Environmental Protection Agency ("EPA") in Q1 2026.

In March 2025, the Company advanced permitting efforts for the Eagle Mountain Project with the submission of a comprehensive Environmental Application and Project Summary documents to the Guyana EPA, marking a critical step in the regulatory approval process. Subsequently, in May 2025, Mako hosted EPA officials at the Eagle Mountain site. Following this visit, on July 13, 2025, the EPA announced the start of the public notice period. During this phase, the Guyana EPA and Environmental Resources Management Ltd. - Mako's lead consultant for the EIA process - together with Mako have commenced a series of stakeholder and community engagement meetings. This process will inform the impacts and mitigation measures of the EIA.

TREND ANALYSIS

Summary of Quarterly Results

	2025			2024				2023
(in $000's excluding per share)	Jul - Sept	Apr - Jun	Jan - Mar	Oct - Dec	Jul - Sept	Apr - Jun	Jan-Mar	Oct - Dec
Revenue	27,575	38,715	31,788	28,849	15,739	28,278	19,211	26,472
Cost of sales	(18,103)	(19,728)	(15,005)	(12,586)	(11,242)	(11,715)	(10,148)	(12,680)
Gross profit	9,472	18,987	16,783	16,263	4,497	16,563	9,063	13,792
E&E expenses	(2,787)	(2,209)	(1,530)	(1,241)	(1,148)	(179)	(696)	(988)
G&A expenses	(2,893)	(2,603)	(1,701)	(2,096)	(1,736)	(3,023)	(1,794)	(1,573)
Other income (expenses)	445	1,622	(1,078)	(2,357)	(641)	(1,463)	(664)	(900)
Income taxes	(3,041)	(6,979)	(3,050)	(5,912)	(595)	(3,130)	(560)	(817)
Net income (loss)	1,196	8,818	9,424	4,657	377	8,768	5,349	9,514
Basic income (loss) per share	0.01	0.11	0.12	0.06	-	0.13	0.08	0.14
Diluted income (loss) per share	0.01	0.11	0.12	0.06	-	0.13	0.08	0.14
The sum of the quarters may not equal the annual results due to rounding.
Consolidated gold ounces produced	7,822	10,370	9,830	11,070	6,327	12,206	9,875	11,566
Consolidated gold ounces sold	7,830	11,476	10,817	10,888	6,532	12,313	9,267	13,481
Average realized gold price ($/oz)	3,454	3,323	2,915	2,650	2,409	2,296	2,073	1,963

For the three months ended September 30, 2025:

Revenue: During Q3 2025, the increase in revenue compared to Q3 2024 is attributed to higher average realized gold prices for gold sales ($3,454/oz vs $2,409/oz) and higher gold ounces sold (7,830 oz vs 6,532 oz), as actual quarter incorporates gold sales from Moss mine meanwhile revenue of the compared quarter was only considering gold sales from San Albino Mine.

Cost of sales: Cost of sales is comprised of production cost and depreciation, depletion and amortization of the mine assets and the plant mainly from the San Albino Mine. During Q3 2025, higher volume mined at San Albino mine, derived from higher stripping ratios at Las Conchitas deposit and longer hauling distances for waste and mineralized material, compared to Q3 2024, plus a reduction of stripping cost capitalized as pre-stripping activities in Q3 2025 compared to Q3 2024, contributed to the higher mining costs compared to Q3 2024. Also, resuming mining activities at Moss mine in Q3 2025 is an additional factor for having higher cost of sales in the actual quarter compared to Q3 2024. In addition, cost of sales in Q3 2025 were affected by a higher cost associated to royalties of San Albino Mine derived from the increase in the realized gold prices compared to Q3 2024. Finally, costs associated to Las Conchitas deposit development that have been capitalized in 2024, have started to be amortized in current year.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

Exploration and evaluation ("E&E") expenses: Included in Q3 2025, E&E expenses of $1.1 million related to the Eagle Mountain Project, acquired by the Company on July 3, 2024. In addition, during Q3 2025 the exploration expenditure incurred in El Jicaro concession increased by $0.5 million, compared to Q3 2024. Nicaragua has a new mining concession that was granted and an exploration permit was obtained, with an increase in work volume (RC drilling and diamond drilling) in Q3 2025 compared to Q3 2024.

Other income (expenses): During Q3 2025, the Company recorded a higher foreign exchange gain compared to Q3 2024, primarily driven by the repayment of intercompany balances and the depreciation of the Canadian dollar relative to the US dollar. Additionally, the full repayment of the Silver Loan with Sailfish during the previous quarter eliminated the impact of changes in the fair value of the derivatives liability in Q3 2025, compared to Q3 2024. In addition, higher interest income generated in Q3 2025, due to higher cash balances at bank compared to those the Company had in Q3 2024. Lastly, in Q3 2025 a gain of $0.1 million, derived from the exercise of Sailfish Silver Option, was recognized.

Income taxes: In Q3 2025, taxable income was higher as a result of increased revenues from higher average realized gold prices ($3,454/oz versus $2,409/oz) which led to increased taxes payable. An increase of $1.2 million in deferred income tax expense primarily relates to timing differences associated with capitalized development expenditures which are expensed for tax purposes, as well as the gold inventory held by the Company's Nicaraguan subsidiary.

Revenue

	Three months ended			Nine months ended
	Sept 30,	Sept 30,		Sept 30,	Sept 30,
	2025	2024	Change	2025	2024	Change
Revenue	$27,575	$15,739	$11,836	$98,078	$63,226	$34,852
Gold sold (ozs.)	7,830	6,532	1,298	30,123	28,112	2,011
Silver sold (ozs.)	13,308	-	13,308	40,036	-	40,036
Average realized gold price ($ per oz.)	$3,454	$2,409	$1,045	$3,208	$2,249	$959
Average realized silver price ($ per oz.)	$40	$-	$40	$36	$-	$36

For the three months ended September 30, 2025:

For Q3 2025, the Company's revenue was derived from the San Albino Mine (6,918 oz of gold) and the Moss mine (912 oz of gold and 13,308 oz of silver).

The increase in revenue of $11.8 million (increase of 75%) for Q3 2025 compared to Q3 2024 is a result of higher average realized gold price of $3,454/oz (an increase of $1,045/oz or 43%), and an increase of 1,298 oz of gold sold and 13,308 oz of silver sold in Q3 2025 compared to Q3 2024.

The Company sells gold and silver at the spot price. The quarterly average spot gold and silver prices for Q3 2025 were $3,457/oz and $39.4/oz, respectively (Q3 2024: $2,474/oz and $29.4/oz), up 40% and 34% over Q3 2024, respectively, and closed on September 30, 2025, at $3,825/oz and $46.2/oz, respectively, up 45% and 49% from the closing price on September 30, 2024, respectively.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

For the nine months ended September 30, 2025:

For YTD Q3 2025, the Company's revenue was derived from the San Albino Mine (26,903 oz of gold and 5,543 oz of silver) and the Moss mine (3,219 oz of gold and 34,493 oz of silver).

The increase in revenue of $34.9 million (increase of 55%) for YTD Q3 2025 compared to YTD Q3 2024 is a result of higher average realized gold price of $3,208/oz (an increase of $959/oz or 43%), and an increase of 2,011 oz of gold sold and 40,036 oz of silver sold in YTD Q3 2025 compared to YTD Q3 2024.

The Company sells gold and silver at the spot price. The average spot gold and silver prices for YTD Q3 2025 were $3,199/oz and $35/oz, respectively (YTD Q3 2024: $2,296/oz and $27.2/oz), up 39% and 29% over YTD Q3 2024, respectively.

Exploration and evaluation expenses

Expenses by property	Three months ended			Nine months ended
(in $000s)	Sept 30, 2025	Sept 30, 2024	Change	Sept 30, 2025	Sept 30, 2024	Change
El Jicaro	$660	$138	$522	$1,262	$226	$1,036
San Albino	302	194	108	878	447	431
Las Conchitas	42	149	(107)	171	610	(439)
Eagle Mountain	1,131	614	517	3,303	614	2,689
Moss Mine	117	-	117	165	-	165
Other	535	53	482	747	126	621
	$2,787	$1,148	$1,639	$6,526	$2,023	$4,503

For the three and nine months ended September 30, 2025:

During Q3 2025 and YTD Q3 2025, expenses continued to be primarily associated with the Eagle Mountain Project.

General and administrative expenses

	Three months ended			Nine months ended
(in $000s)	Sept 30, 2025	Sept 30, 2024	Change	Sept 30, 2025	Sept 30, 2024	Change
Accounting and legal	$542	$298	$244	$988	$753	$235
Consulting fees	22	20	2	42	45	(3)
Directors' fees	150	64	86	323	177	146
Depreciation	32	29	3	103	93	10
General office expenses	134	43	91	277	133	144
Insurance	131	135	(4)	374	361	13
Investor relations and communications	62	64	(2)	134	145	(11)
Rent	11	2	9	30	5	25
Salaries and benefits	1,143	772	371	3,443	3,682	(239)
Stock-based compensation	560	225	335	1,138	801	337
Telephone and IT services	37	53	(16)	144	130	14
Transfer agent fees and regulatory fees	18	(37)	55	72	70	2
Travel	51	68	(17)	129	157	(28)
	$2,893	$1,736	$1,157	$7,197	$6,552	$645

For the three months ended September 30, 2025:

Accounting and legal fees: Increased due to timing of services received and additional tax advice was sought on corporate and transaction matters during Q3 2025.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

Directors' fees: Increase in Q3 2025 compared to Q3 2024, primarily related to compensation to the special committee of the Board for proposed acquisitions.

Salaries and benefits: Increase in Q3 2025 compared to Q3 2024, primarily due to an increase in staff.

Stock-based compensation: Increase in non-cash expense in Q3 2025 compared to Q3 2024 relates to the increase in the expenditure of the fair value of the Options, RSUs and DSUs granted in April 2025 and RSUs granted in July 2025.

For the nine months ended September 30, 2025:

Accounting and legal fees: Increased due to timing of services received and additional tax advice sought on corporate matters during YTD Q3 2025.

Directors' fees: Increase in YTD Q3 2025 compared to YTD Q3 2024, primarily related to compensation to the special committee of the Board for proposed acquisitions.

Salaries and benefits: Decreased in YTD Q3 2025 compared to YTD Q3 2024, primarily due to lower bonus payouts in the current period. YTD Q3 2024 included $0.2 million in severance to the former CFO. The decrease was partially offset by salary increases for senior executives in YTD Q3 2025 and increased staff levels.

Stock-based compensation: Increase in non-cash expense in YTD Q3 2025 compared to YTD Q3 2024 relates to the increase in the expenditure of the fair value of the Options, RSUs and DSUs granted in April 2025 and RSUs granted in July 2025.

Other income (expenses)

	Three months ended			Nine months ended
(in $000s)	Sept 30, 2025	Sept 30, 2024	Change	Sept 30, 2025	Sept 30, 2024	Change
Accretion and interest expense	$(347)	$(229)	$(118)	$(1,050)	$(614)	$(436)
Change in provision for reclamation and
rehabilitation	-	18	(18)	-	18	-18
Change in fair value of derivative liability	-	(377)	377	(261)	(1,677)	1,416
Gain (loss) on gold stream derivative asset	180	(9)	189	166	(259)	425
Gain on elimination of Contingent Consideration	-	-	-	1,000	-	1,000
Loss on settlement of reclamation liability	-	-	-	-	(94)	94
Gain on exercise of Sailfish Silver Option	44	-	44	44	-	44
Foreign exchange gain (loss)	367	(51)	418	872	(187)	1,059
Interest income	201	8	193	218	45	173
	$445	$(640)	$1,085	$989	$(2,768)	$3,757

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

For the three and nine months ended September 30, 2025:

The Company's derivative liabilities include the Sailfish Loan and the Sailfish Silver Loan. The YTD Q3 2025 change in fair value of the derivative liability relates only to the Sailfish Silver Loan whereas in YTD Q3 2024 the change relates to the Sailfish Loan and the Sailfish Silver Loan. An increase in silver prices offset by the decrease in the remaining quantities left to deliver has resulted in a reduction of the loss derived from the decrease in the fair value calculation of the respective derivative liability.

Included in accretion and interest expense is the accretion on the Revised Wexford Loan and accretion on asset retirement obligations.

Foreign exchange gain (loss) arises from the translation of foreign-denominated transactions and balances into the relevant functional currencies of the Company and its subsidiaries. There are significant foreign-denominated intercompany balances held by certain subsidiaries of the Company. Fluctuations between the functional currency of the subsidiary and the currency of the intercompany balance result in significant non-cash, unrealized foreign exchange gains and losses. These unrealized gains and losses are recognized in the consolidated net income of the Company.

During Q3 2025, the Company recorded a higher foreign exchange gain compared to Q3 2024, primarily driven by the repayment of intercompany balances and the depreciation of the Canadian dollar relative to the US dollar.

Lastly, a $1.0 million gain was recognized in the statement of income and comprehensive income following the elimination of the Contingent Consideration. This gain reflects a reassessment of the expected cash flows related to a royalty agreement settlement stemming from the acquisition of the Moss mine following the acquisition of the Debt owed by Elevation to Maverix Metals Inc ("Maverix")on July 2, 2025.

LIQUIDITY AND CAPITAL RESOURCES

Financial condition

As at (in $000s)	Sept 30,	Dec 31,
	2025	2024	Change
Cash and cash equivalents	$27,719	$14,521	$13,198
Working capital	$36,208	$10,773	$25,435

For the nine months ended September 30, 2025:

Cash and cash equivalents increased by $13.2 million during YTD Q3 2025. Funds generated from operating activities and form the exercise of options and warrants were utilized to make repayment installments of $1.3 million on the Sailfish Silver Loan; pay interest of $0.6 million on the Wexford Loan; purchase the Company's common shares under the NCIB at a cost of $1.4 million; pay the purchase price of the Moss mine at a cost of $6.5 million; purchase the Debt previously owed by Elevation to Maverix at a cost of $1.8 million and fund the investing and operating activities.

Working capital (defined as current assets less current liabilities) increased during YTD Q3 2025 by $25.4 million primarily due to the increase in current assets, specifically cash and the inventory acquired with the Moss mine and by a decrease in term loans and derivative liabilities, offset by an increase in accounts payables and accrued liabilities, during the same period.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

Cash flows

(in $000s)	Three months ended			Nine months ended
	Sept 30, 2025	Sept 30, 2024	Change	Sept 30, 2025	Sept 30, 2024	Change
Operating cash flows before changes in working capital	$4,314	$2,840	$1,474	$29,431	$23,885	$5,546
Changes in working capital	281	1,952	(1,671)	93	(5,361)	5,454
Restricted cash - refunded	-	-	-	1,503	-	1,503
Net cash flows provided by operating activitie	4,595	4,792	(197)	31,027	18,524	12,503
Net cash flows used in investing activities	(5,152)	(4,283)	(869)	(16,946)	(7,873)	(9,073)
Net cash flows used in financing activities	(255)	(2,295)	2,040	(847)	(7,236)	6,389
Effect of foreign exchange on cash and cash equivalents	(63)	99	(162)	(36)	115	(151)
Change in cash and cash equivalents	$(875)	$(1,687)	$812	$13,198	$3,530	$9,668

For the three months ended September 30, 2025:

The Company generated positive cash flow from operations of $4.6 million during Q3 2025, a decrease of $0.2 million compared to Q3 2024.

The cash used in investing activities during Q3 2025 increased by $0.9 million compared to Q3 2024 and relates to the development activities at the San Albino Mine in Nicaragua including the expansion of the drill program to further evaluate and develop extensions of the high-grade mineralization trends beyond the limits of the Company's MRE, the purchase of equipment, and the $1.8 million paid to purchase the Debt previously owed by Elevation to Maverix.

The cash used in financing activities during Q3 2025 decreased by $2.0 million compared to Q3 2024, primarily due to a $1.6 million reduction in the purchase of the Company's common shares under the NCIB. Additionally, cash used in financing activities during Q3 2024 reflects the installment payments of $0.9 million on the Sailfish Silver Loan, interest payment of $0.3 million on the Wexford Loan, repayment of $1.5 million on the Wexford Bridge Loan, which was offset with the proceeds of $2 million received on the exercise of 1.4 million share purchase options.

For the nine months ended September 30, 2025:

The Company generated positive cash flow from operations of $31.0 million during YTD Q3 2025, an increase of $12.5 million compared to YTD Q3 2024. The increase in cash flows provided by operating activities is primarily attributable to an increase in revenue driven by higher gold selling prices and higher quantity of gold ounces sold during YTD Q3 2025, and increase in changes in working capital in YTD Q3 2025.

The cash used in investing activities during YTD Q3 2025 increased by $9.0 million compared to YTD Q3 2024 and relates to the Moss Transaction which was offset with the cash acquired on the acquisition of the Moss mine, the development activities at the San Albino Mine in Nicaragua including the expansion drill program for the assessment of future economic benefit derived from extensions of the high-grade mineralization trends beyond the limits of the Company's MRE, the purchase of equipment and the $1.8 million paid to purchase the Debt previously owed by Elevation to Maverix, which was offset with proceeds of $1.0 million on the exercise of the Sailfish Silver Option.

The cash used in financing activities during YTD Q3 2025 decreased by $6.4 million compared to YTD Q3 2024 primarily due to a $3.3 million reduction in the purchase of the Company's common shares under the NCIB. Additionally, cash used in financing activities during YTD Q3 2025 reflects the installment payments of $1.3 million on the Sailfish Silver Loan, interest payment of $0.6 million on the Wexford Loan which was offset with the proceeds of $2.5 million received on the exercise of 0.5 million share purchase options and 0.8 million share purchase warrants.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

Liquidity risk

The condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that it will be able to meet its existing obligations and commitments and fund ongoing operations in the normal course of business for at least 12 months from September 30, 2025. As at September 30, 2025, the Company had cash and cash equivalents of $27.7 million and working capital (defined as current assets less current liabilities) of $36.2 million.

For YTD Q3 2025, the Company generated cash inflows from operating activities of $31.0 million (YTD Q3 2024: $18.5 million) and generated a net income of $19.4 million (YTD Q3 2024: $14.5 million).

On October 28, 2025, the Company completed a brokered private placement issuing a total of 5.0 million common shares (the "Offered Shares") at a price of C$8.00 per share (the "Issue Price"), for gross proceeds of C$40.3 million (the "Brokered Offering").

The underwriters received a commission of C$2.4 million, equivalent to 6% of the gross proceeds of the Brokered Offering. Additional share issuance costs incurred totaled C$0.2 million.

The Company also completed a non-brokered private placement with funds managed by Wexford Capital LP, issuing 1.9millon common shares at the Issue Price per share, for gross proceeds of C$15 million.

The Revised Wexford Loan accrues interest at a rate of 10% per annum, compounded semi-annually. On January 2, 2025, and July 2, 2025, an interest payment of $0.3 million and $0.3 million was made on the Revised Wexford Loan, respectively. On October 28, 2025, the Company fully repaid the outstanding balance of the Revised Wexford Loan totaling $6.5 million. The repayment consisted of principal of $6.3 million and accrued interest of $0.2 million.

On April 28, 2025, the Company delivered the final installment of 13,500 ounces of silver on the Sailfish Silver Loan.

The Company's financial performance is dependent upon many external factors. Exploration, development and mining of precious metals involve numerous inherent risks including but not limited to metal price risk as the Company derives its revenue from the sale of gold, currency risks as the Company reports its financial statements in US dollars whereas the Company operates in jurisdictions where it conducts its business in other currencies. Although the Company minimizes these risks by applying high operating standards, including careful planning and management of its facilities, hiring highly qualified personnel and giving adequate training, these risks cannot be eliminated.

OUTSTANDING SECURITIES

As of the date of this MD&A, the Company had 87,009,006 common shares issued and outstanding, plus 1,092,619 RSUs, 370,040 DSUs and 1,744,334 share purchase options outstanding.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprise the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Directors. The compensation to key management was as follows:

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

Key management compensation

	Three months ended			Nine months ended
(in $000s)	Sept 30, 2025	Sept 30, 2024	Change	Sept 30, 2025	Sept 30, 2024	Change
Director fees	$150	$64	$86	$323	$177	$146
Salaries, consulting and management fees	263	271	(8)	1,097	1,583	(486)
Share-based compensation	257	155	102	557	538	19
Total	$670	$490	$180	$1,977	$2,298	$(321)

As at					Sept 30, 2025	Dec 31, 2024
Amount included in accounts payable					$25	$303

The increase in director fees in YTD Q3 2025 relates to the additional fees paid following the formation of an additional committee to oversee the Moss Transaction and the increase in the members of the Board of Directors from six to seven directors which occurred in Q3 2024 after the closing of the Goldsource transaction.

The increase in share-based compensation expenses during Q3 2025 relates to options, RSUs and DSU granted in April 2025 which was offset in the decrease in the expenditure of the RSUs granted in 2022 that had fully vested in December 2024.

The variance in share-based compensation expenses during YTD Q3 2025 relates to options, RSUs and DSU granted in April 2025 which was offset in the decrease in the expenditure of the RSUs granted in 2022 that had fully vested in December 2024.

Other related party transactions

(a) Tes-Oro Mining Group, LLC ("Tes-Oro")

Tes-Oro is a private company controlled by the Company's Chief Operating Officer. Tes-Oro is a full-service engineering, procurement and construction management firm working with the Company. During the three and nine months ended September 30, 2025, the Company expensed fees relating to consulting services of $23,872 and $0.1 million (2024: $502 and $2,005) and $35,346 and $84,027 (2024: $6,264 and $25,058) in general office expenses, respectively. Amounts payable to Tes-Oro as at September 30, 2025, were $26,479 (December 31, 2024: $9,397).

(b) Sailfish Royalty Corp. ("Sailfish")

Sailfish is a publicly traded company related by common shareholders, and two directors. In addition to the Sailfish Silver Loan Derivative and the Sailfish Silver Option, during the three and nine months ended September 30, 2025, the Company's subsidiary Nicoz had the following transactions with Sailfish:

Gold stream sales

i. Nicoz received advances of $nil (2024: $nil and $0.4 million) for the purchase of gold ounces, respectively.

ii. Nicoz sold 25 and 51 (2024: 215 and 671) ounces of gold to Sailfish for $21,320 and $40,722 (2024: $0.1 million and $0.4 million) of which $21,320 and $40,722 (2024: $0.2 million and $0.4 million) is recorded as production services revenue and $0.2 million and $0.2 million (2024: $nil million and $0.3 million) is included in the loss on gold stream derivative asset disclosed in the condensed interim consolidated statement of income and comprehensive income, respectively.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

As at September 30, 2025, a balance of $21,320 was receivable from Sailfish and is included in receivables (December 31, 2024 - $69,698).

Royalty fee

Sailfish is entitled to a 2% NSR royalty of the production of all gold and silver ounces, excluding the area of interest, as defined in the amended gold stream agreement entered into in November 2018.

During the three and nine months ended September 30, 2025, a royalty fee of $0.4 million and $1.6 million (2024: $0.3 million and $0.6 million) was payable to Sailfish and is included in production costs in the condensed interim consolidated statement of income and comprehensive income, respectively.

During the three and nine months ended September 30, 2025, Nicoz offset $6,587 and $89,100 (2024: $Nil) in royalty fees payable to Sailfish against the gold stream sales owed by Sailfish, respectively.

As at September 30, 2025, a balance of $0.4 million (December 31, 2024: $0.4 million) was payable to Sailfish and is included in accounts payable and accrued liabilities.

(c) Wexford Capital LP. ("Wexford")

Wexford is the Company's significant shareholder. On March 27, 2025, the Company acquired the Moss mine from Wexford EGA, an entity owned by Wexford. Refer to MOSS MINE ACQUISITION for additional details.

PROPOSED TRANSACTIONS

Mt. Hamilton Gold-Silver Project

On September 30, 2025, the Company entered into a binding term sheet with Sailfish to acquire the Mt. Hamilton Project located in White Pine County, Nevada, USA, through the acquisition of 100% of MH LLC, the owner of the Mt. Hamilton Project, through a series of transactions. Sailfish will acquire MH LLC from Mt. Hamilton Holdings LLC and subsequently transfer the interests to Mako in consideration for a corporate gold stream, to be secured (the "Stream") and a 2% NSR royalty on the Mt. Hamilton Project from Mako which is in addition to any existing royalties.

Under the terms of the Stream, Sailfish will purchase from Mako approximately 342 ounces of gold per month at a price of 20% of the London Bullion Market Association PM Fix price for a period of 60 months (the "Stream Period") commencing immediately following the closing of Mako's acquisition transaction.

Although production supporting delivery of gold during the majority of the Stream Period is expected to be from the Mt. Hamilton Project, Mako will have the right to source monthly mineral deliveries from its other projects as well as by way of the purchase of silver and/or gold credits or the delivery of gold equivalent oz. The number of oz of gold to be purchased by Sailfish will be subject to adjustment pursuant to a put/call structure whereby the monthly stream amount will be adjusted, if necessary, to ensure that the stream amount consists of such number of oz of gold of no less than the net equivalent margin of $0.7 million, which is equivalent to $2,700 per gold oz and no more than the net equivalent margin of $1.0 million, which is equivalent to US$3,700 per gold oz. Upon completion of the Stream Period, Mako will grant Sailfish the NSR royalty on all mineral production with respect to the Mt. Hamilton Project.

The purchase agreement between Mako and Sailfish is subject to special committee, board, shareholder (disinterested), and TSX-V approvals. If these are not obtained and the agreement is terminated, Wexford (or its nominee) will acquire MH LLC and the Mt. Hamilton Project, excluding any immaterial costs or liabilities incurred by Mako post-acquisition.. In such case, the Stream and Royalty Agreement will be rescinded without taking effect, and Mako will have no ongoing liabilities to Sailfish.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

MOSS MINE ACQUISITION

On March 27, 2025, the Company's subsidiary Mako US Corp. completed the acquisition of EGA, acquiring 100% of the issued and outstanding common shares from Wexford EGA, an entity owned by the Company's controlling shareholder. EGA, is a private corporation incorporated in Delaware and owns 100% of the common shares of GVC, which owns the Moss gold mine located in Arizona (the "Moss Transaction"). In doing so, the Company acquired 100% of the Moss mine, located in Arizona.

The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine.

Wexford EGA acquired GVC from Elevation under a Companies' Creditors Arrangement Act proceeding and related Chapter 15 proceeding in the United States (the "Bankruptcy Process") on December 31, 2024.

The Company's purchase price for the EGA acquisition was $6.5 million, fully paid in cash, incurred acquisition-related costs of $0.4 million, relating to external legal and advisory fees, which were capitalized and included as a cost of acquiring the net assets and additional $1.5 million cash payment, contingent upon certain ongoing court disputes with respect to NSR royalty at the Moss mine ("Contingent Consideration") (refer to Contingent Consideration - Royalty agreement settlements below).

The total purchase price of $7.8 million, including an estimate of the fair value of the Contingent Consideration is composed as follows:

$
Cash paid	6,489
Moss Transaction costs	356
Fair value of Contingent Consideration (Royalty Agreements settlement) - refer to (b) below	1,000
7,845

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

Relative fair value of net assets acquired and (liabilities) assumed	As at March 27, 2025 $
Cash	346
Prepaid expenses and deposits	401
Inventory	13,139
Restricted cash - refer to (a) below	3,259
Building and equipment	603
Mining interest	5,424
23,172
Less:
Accounts payable and accrued liabilities	(1,067)
Provision for reclamation and rehabilitation	(14,260)
7,845

The total purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed, including the mining interest and working capital. The provision for reclamation and rehabilitation was initially measured in accordance with IAS 37. The value of the building, equipment and the mine mining interest was determined based on a discounted cash flow model using a two-year life of mine.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

(a) Restricted cash

The Company maintains a restricted cash balances related to collateral security for reclamation bonds. These reclamation bonds are required by regulatory authorities to ensure financial assurance for the Company's future reclamation obligations associated with its mining operations at the Moss mine.

As of March 27, 2025, the total Restricted cash held for reclamation bond purposes amounted to $3.3 million.

On June 20, 2025, Restricted cash of $1.5 million held for reclamation bond purposes was released to the Company.

As of September 30, 2025, the total restricted cash held for reclamation bond purposes amounts to $1.8 million, which is classified as non-current on the balance sheet based on the anticipated timing of the bond release conditions.

These funds are held in designated accounts and cannot be used for general corporate purposes unless released by the relevant issuer of the reclamation bond upon fulfillment of specific requirements. The Company continues to monitor and assess its reclamation obligations to ensure compliance with applicable environmental regulations and financial assurance requirements.

(b) Contingent Consideration - Royalty agreement settlements

At the time of acquisition, the 1% NSR royalty at the Moss mine held by affiliates of Sandstorm and the 3% NSR royalty at the Moss mine held by Patriot (collectively, the "Royalty Holders") were being disputed by Elevation as part of the Bankruptcy Process whereby the court was asked to declare the validity of the real property interests asserted by the Royalty Holders ("Royalty Agreements").

In the event that Elevation was successful in invalidating the Royalty Agreement or if an agreement was to be reached with the Royalty Holders to terminate Royalty Agreements by December 31, 2025, the Company is to pay Elevation $1.5 million. On October 22, 2025, Elevation was unsuccessful in invalidating Patriot's royalty agreement when the US Court ruled in favour of Patriot, thereby removing the Company's obligation to pay the $1.0 million contingent consideration to Elevation. The ruling for the Sandstorm royalty agreement is still pending.

The purchase price includes an accrual for the settlement of the royalty disputes that arose in connection with the Bankruptcy Process on the date of acquisition, involving the Royalty Holders, which were before the United States Bankruptcy Court for the District of Arizona.

The fair value of the Contingent Consideration was determined using the expected value approach in accordance with IFRS 13, Fair value measurements. The Contingent Consideration is recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the Contingent Consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the likelihood of success in vesting away the royalties, and timing of the court settlement. The fair value of the Contingent Consideration was estimated to be $1.0 million at the acquisition date.

The Company reassessed the likelihood of the cash flow for the Contingent Consideration and determined that it was remote following the acquisition of the Debt owed by Elevation to Maverix. on July 2, 2025.

A gain of $1.0 million on the elimination of Contingent Consideration was recognized in the condensed interim consolidated statement of income and comprehensive income for the nine months ended September 30, 2025.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

Estimates and judgments

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

● Estimated mineral resources;

● Stockpiled ore, ore in-circuit and heap leach ore net realizable value;

● Exploration versus Development Expenditures

● Judgment and estimates as to the fair value of the assets acquired on the Moss Transaction;

● Judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretation of laws in the countries in which the Company operates;

● Judgement in determining whether an acquisition meets the definition of a business or whether it is a purchase of assets

● Estimation of the fair value of the Sailfish Silver Loan;

● Estimation of the effective interest rate for the Revised Wexford Loan;

● Judgement in determining that the Sailfish Silver Loan is a derivative;

● Judgement in determining whether non-current assets are impaired; and

● Estimation of the reclamation and remediation provision.

Refer to Note 6 of the Company's audited consolidated financial statements for the year ended December 31, 2024, and to Note 5 in the condensed interim consolidated financial statements for the three and nine months ended September 30, 2025, for a detailed discussion of these accounting estimates and judgments.

CONTROLS AND PROCEDURES

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109"), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the financial statements and the respective accompanying Management's Discussion and Analysis.

DISCLOSURE CONTROLS

Disclosure controls and procedures ("DC&P") are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

TSX-V listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in NI 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS Accounting Standards.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making.

NON-IFRS MEASURES

The Company has included non-IFRS measures in this MD&A such as adjusted EBITDA, cash cost per ounce sold, AISC per ounce sold and working capital. These non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures do not have any standardized meaning prescribed under the IFRS Accounting Standards and therefore may not be comparable to other issuers. In the gold mining industry, cash cost per ounce sold and AISC per ounce sold are common performance measures but do not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors use this information to evaluate the Company's underlying performance of its core operations and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

"Adjusted EBITDA" represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization ("EBITDA"), adjusted to exclude exploration activities, share-based compensation and change in provision for reclamation and rehabilitation.

"Cash costs per ounce sold" is production costs, which includes mining, milling and mine site administration costs, divided by the ounces of gold sold.

"AISC per ounce sold" includes cash costs (as defined above) less revenues from silver sales and adds the sum of G&A, sustaining capital and capitalized development expenditures, sustaining lease payments, provision for environmental fees, if applicable, and rehabilitation costs paid, all divided by the number of gold ounces sold. As this measure seeks to reflect the full cost of gold production from current operations, capital and exploration and evaluation expenses related to expansion or growth projects are not included in the calculation of AISC per ounce. Additionally, certain other cash expenditures, including income and other tax payments, financing costs and debt repayments, are not included in AISC per ounce.

"Working capital" is current assets less current liabilities.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

The following table provides a reconciliation of production costs to AISC:

(in $000's)	Three months ended		Nine months ended
	Sept 30, 2025	Sept 30, 2024	Sept 30, 2025	Sept 30, 2024
Production costs (IFRS) (Cash Costs)	$16,563	$9,571	$47,282	$27,283
Silver sales	(528)	-	(1,138)	-
Supporting general and administrative expenses	698	498	1,845	1,753
General and administrative expenses	1,580	797	3,727	2,666
Sustaining capital expenditures	439	716	1,211	2,519
Accretion of the asset retirement costs (ARO) (Non- cash)	(28)	21	46	85
Capitalized development expenditures	-	-	-	475
Deferred stripping expenses	$1,326	3,963	$1,859	3,963
Total AISC ($)	$20,050	$15,566	$54,832	$38,744
Gold ounces sold	7,830	6,532	30,123	28,112
Cash cost per gold ounce sold	$2,115	$1,465	$1,570	$971
AISC per gold ounce sold	$2,561	$2,383	$1,820	$1,378

Earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion, and amortization ("EBITDA") calculations:

(in 000's)	Three months ended		Nine months ended
	Sept 30, 2025	Sept 30, 2024	Sept 30, 2025	Sept 30, 2024
Net income after taxes	$1,196	$378	$19,438	$14,494
Income tax expense	3,041	595	13,070	4,285
Finance cost, net of finance income	146	229	832	614
Depreciation and amortization	1,573	1,700	5,657	5,914
EBITDA (1)	$5,956	$2,902	$38,997	$25,307
Share-based compensation expense	560	225	1,138	801
Exploration activities	2,787	1,148	6,526	2,023
Change in provision for reclamation and rehabilitation	-	(18)	-	(18)
ADJUSTED EBITDA (1)	$9,303	$4,257	$46,661	$28,113

(1)  Refer to "Non-IFRS Measures".

RISK AND UNCERTAINTIES

The Company's principal activity of mineral exploration and exploitation is generally considered to be high risk. It is exposed to a number of risks and uncertainties that are common to other mining exploration and development companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks. The Company's mineral properties are in Nicaragua; Arizona, United States; and Guyana, which exposes the Company to risks associated with possible political or economic instability, changes to applicable laws, and impairment or loss of mining title or other mineral rights.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

Some of the other significant risks are:

● Implementation of additional directives, following the October 24, 2022, announcement by the United States Department of the Treasury's Office of Foreign Assets Controls relating to new U.S. sanctions imposed on the General Directorate of Mines in Nicaragua pursuant to Executive Order 13851, as well as the issuance of EO 14088.

● Maintaining the Company's operating and development permits, title, rights and licenses in good standing.

● The Company utilizes heap leach processing for certain ore deposits, which presents specific risks and uncertainties that could materially impact operational and financial performance. Key considerations include:

  Recovery Variability: Recovery rates can fluctuate due to ore composition, changes in mineralogy, and environmental conditions affecting leaching efficiency.
  Operational Challenges: Factors such as liner integrity, solution distribution, and reagent consumption can influence overall effectiveness and profitability.
  Environmental and Regulatory Compliance: Stringent environmental laws on cyanide management and waste disposal may lead to delays or increased costs.
  Market and Economic Factors: Commodity price volatility directly impacts the economic viability of heap leach projects. Fluctuations in input costs such as reagents and energy can also affect margins.
  Climate and Weather: Extreme conditions can disrupt leach kinetics and infrastructure stability.
  Technical and Engineering Risks: Design and execution of heap leach pads require careful planning. Poor construction or operational practices can lead to structural failures and suboptimal recoveries.

The Company continuously monitors and mitigates these risks through operational improvements and compliance initiatives.

● Mineral resource amounts are estimates only and may be unreliable. The Company cannot be certain that any specified level of recovery of minerals from mineralized material will, in fact, be realized or that any of its mineral property interests or any other mineral deposit will ever qualify as a commercially mineable ore body that can be economically exploited. Material changes in the quantity of mineralization, grade or stripping ratio or gold price volatility and foreign exchange risks may affect the economic viability of the properties.

● The junior resource market where the Company raises funds is extremely volatile, companies are subject to high level of competition for the same pool of investment dollars, and there is no guarantee that the Company will be able to raise adequate funds in a timely manner to conduct its business.

● Although the Company has taken steps to verify title to its exploration and evaluation assets, there is no guarantee that the exploration and evaluation assets will not be subject to title disputes or undetected defects.

● The Company is subject to laws and regulations related to environmental matters, including provisions for reclamation, discharge of hazardous material and other matters. The Company conducts its activities in compliance with applicable environmental legislation and is not aware of any existing environmental problems related to its mineral property interests that may be the cause of material liability to the Company.

● There is no assurance that any countries in which Mako operates or may operate in the future will not impose restrictions or taxes on the repatriation of earnings to foreign entities.

● Nicaraguan and Guyanese political and economic risks including social unrest.

● Communication and customs risk associated with working in Nicaragua and Guyana.

● Loss of key personnel and dependence on key personnel.

● Nicaragua is susceptible to hurricanes, earthquakes and volcanoes which could materially impact the Company's operations in the future.

● The Bolivarian Republic of Venezuela's ("Venezuela") claims that the Essequibo area, which is within Guyana (west of the Essequibo River extending to the border of Venezuela) belongs to Venezuela. The internationally recognized border between Guyana and Venezuela was established in 1899 by an arbitration panel. The territory of Guyana, including the Essequibo area, has been continuously administered and controlled by Guyana since that time.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

The Company's Eagle Mountain Project falls within this Essequibo area, the sovereign territory of Guyana. The Company's activities at Eagle Mountain, including exploration, technical and environmental studies, and ongoing coordination with governmental agencies, remain unaffected by Venezuela's claims, though the Company will continue to monitor the situation closely. Uncertainty caused by the political conflict may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. The impact of the conflict on the Company's planned exploration activities, including technical and engineering studies, cannot be reasonably estimated at this time.

● The potential introduction of protectionist or retaliatory international trade tariffs, domestic "buy local" policies, sanctions or other barriers to international commerce, may impact the Company's ability to import materials needed to construct projects or conduct operations at prices that are economically feasible to be competitive, or at all. Any change to tariffs and/or international trade regulations may have a material adverse effect on global economic conditions and the stability of global financial markets, and may, as a result, have a material adverse effect on our business, financial conditions including cash flows, and results of operations.

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described above and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of these risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed, and investors may lose all of their investment.

FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" (also referred to as "forward-looking statements") within the meaning of applicable Canadian securities legislation. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. All statements, other than statements of historical fact, are forward-looking statements.

In this MD&A, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: regulatory and permitting considerations, financing of the Company's acquisitions and other activities, exploration, development and operation of mining properties and the overall impact of misjudgments made in good faith in the course of preparing forward-looking information as well as other risks and uncertainties referenced under "Risks and Uncertainties" in this MD&A.

Forward-looking statements involve risks, uncertainties, assumptions, and other factors including those set out below and including those referenced in the "Risks and Uncertainties" section of this MD&A, and, as a result they may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Management's Discussion and Analysis For the three and nine months ended September 30, 2025

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

• financing, capitalization and liquidity risks;

• mineral exploitation and exploration program cost estimates;

• the nature and impact of drill results and future exploration;

• regulatory risks relating to mineral tenure, permitting, environmental protection, taxation, and royalties;

• volatility of currency exchange rates, metal prices and metal production;

• other factors referenced under "Risks and Uncertainties"; and

• other risks normally incident to the acquisition, exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company's affairs since the date of this report that would warrant any modification of any forward-looking statements made in this document, other documents periodically filed with or furnished to the relevant securities regulators or documents presented on the Company's website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company's disclosure obligations under applicable Canadian securities regulations. Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online at www.sedarplus.ca.

TECHNICAL INFORMATION

John Rust, Chief Metallurgist, and Eric Fier, CPG, P.Eng, Chairman of Mako, are the Qualified Persons under NI43-101 for Mako and have reviewed and approved the technical data of this document.